SECURITIES AND EXCHANGE COMMISSION
Washington, D.C 20549

Schedule 13G

Under the Securities Exchange Act of 1934
(Amendment No.     )

                  ADVANCED CELL TECHNOLOGY, INC.
(Name of Issuer)

          COMMON STOCK, $.001 PAR VALUE
(Title of Class of Securities)

          00088R105
(CUSIP Number)

                                 August 1, 2006
(Date of Event which Requires Filing This Statement)

Check the appropriate box to designate the Rule pursuant to which this Schedule is filed.

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13G

CUSIP No. 00088R105

1.  NAME OF REPORTING PERSON

GARY D. ARONSON

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.

(a) G
(b) G

3.  SEC USE ONLY

4.  CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.A.

NUMBER OF	5.	SOLE VOTING POWER:	2,870,462
SHARES
BENEFICIALLY	6.	SHARED VOTING POWER:	-0-
OWNED BY
EACH REPORTING	7.	SOLE DISPOSITIVE POWER:	2,870,462
PERSON WITH
	8	SHARED DISPOSITIVE POWER:	-0-

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,870,462

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

G

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

8.2%

12.	TYPE OF REPORTING PERSON

IN

Item 1(a)	Name of Issuer: Advanced Cell Technology, Inc.

Item 1(b)	Address of Issuer's Principal Executive Offices:
1201 Harbor Bay Parkway
Alameda, CA 94502

Item 2(a)	Name of Person Filing: Gary D. Aronson

Item 2(b)	Address:	774 Mays Boulevard, 10-PMB 128
Incline Village, NV 89451
Item 2(c)	Citizenship:	U.S.A.

Item 2(d)	Title of Class of Securities: Common Stock

Item 2(e)	CUSIP Number: 00088R105

Item 3	Statement filed Pursuant to §240.13d-1(b) or 240.13d-2(b) or (c): Not applicable.

Item 4(a);	Amount Beneficially Owned; Percent of Class: On September 14, 2005, the
Item 4(b)
reporting person acquired a Warrant to Purchase Securities from the issuer which was exercisable for 375,756 shares of common stock. The Warrant contains anti-dilution provisions which reduce the exercise price of the Warrant and increase the number of shares issuable pursuant to the Warrant if certain securities are issued by the issuer at prices below the Warrant exercise price. The Warrant requires the issuer to give notice to the reporting person immediately upon any adjustment in the number or class of shares subject to the Warrant or in the Warrant exercise price as a result of the anti-dilution adjustments. To date, the reporting person has received no such notices from the issuer.

In August 2005, the reporting person became aware of various securities issuances that the reporting person believed would result in an anti-dilution adjustment to increase the number of shares issuable pursuant to the Warrant. Based solely on information developed by the reporting person from public records, the reporting person believes that a securities issuance by the issuer on August 1, 2006, caused the Warrant to become exercisable for 1,980,506 shares of common stock. Based on 27,690,915 shares of common stock outstanding on July 25, 2006, as reported in the issuer’s Form 10-QSB filed with the SEC on August 11, 2006, plus the 1,980,506 shares issuable pursuant to the Warrant, the reporting person’s beneficial holdings (consisting of 1,980,506 shares issuable pursuant to the Warrant plus 100 shares owned) as of August 1, 2006, represented 6.7% of the issuer’s outstanding common stock.

On August 25, 2006, the reporting person exercised the Warrant pursuant to the “net issuance” provisions of the Warrant for 1,541,472 shares instead of 1,980,506 shares. As a result of such exercise, based on 28,433,391 shares of common stock outstanding as of August 15, 2006, as reported in the issuer’s definitive Proxy Statement filed with the SEC on September 11, 2006, plus the 1,541,472 shares issuable upon exercise of the Warrant, the reporting person beneficially owned, as of August 25, 2006, a total of 1,541,572 shares, representing 5.1% of the issuer’s outstanding common stock.

The Warrant also provides for the issuance of additional shares of common stock if at any time between exercise of the Warrant and January 15, 2009, the issuer issues certain securities at a price per share which is lower than the Warrant exercise price at the time the Warrant was exercised. On October 2, 2006, the issuer advised the reporting person of its intent to issue 1,328,890 shares of common stock to the reporting person in addition to the 1,541,472 shares upon exercise of the Warrant that it had not yet issued. As a result, as of the date hereof, the reporting person beneficially owns 2,870,462 shares of common stock, representing 8.2% of the issuer’s outstanding common stock (based on 32,320,213 shares outstanding on September 6, 2006 as reported in the issuer’s Form 8-K/A filed with the SEC on September 11, 2006, plus the 2,870,362 shares the issuer advised it would issue on October 2, 2006 to the reporting person).

Item 4(c)
For information regarding the number of shares as to which the reporting person has voting and dispositive power as of the date hereof, see Items 5 through 8 of page 2, which are incorporated herein by this reference.

Item 5	Ownership of Five Percent or Less of a Class: Not applicable

Item 6	Ownership of More than Five Percent on Behalf of Another Person: Not Applicable

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person: Not Applicable

Item 8	Identification and Classification of Members of the Group: Not Applicable

Item 9	Notice of Dissolution of Group: Not Applicable

Item 10
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 4, 2006	/s/ Gary D. Aronson
Gary D. Aronson